UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65474/October 4, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14543

In the Matter of	:	
	:	
AMEREX GROUP, INC.,	:	
AMERICHIP INTERNATIONAL, INC.,	:	ORDER MAKING FINDINGS AND
AMISH NATURALS, INC.,	:	REVOKING REGISTRATIONS BY
BANKER'S STORE INC. (THE),	:	DEFAULT AS TO FIVE
CHAMPION PARTS, INC., and	:	RESPONDENTS
GRAY PEAKS, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on September 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by September 12, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due September 26, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Answers have been filed, and the time for filing has expired.

Amerex Group, Inc. (Amerex), AmeriChip International, Inc. (AmeriChip), Amish Naturals, Inc. (Amish), Banker's Store Inc. (The) (Banker's), and Champion Parts, Inc. (Champion) (collectively, Respondents),[1] are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Amerex (CIK No. 351129) is a suspended Oklahoma corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amerex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $1,567,438 for the prior three months. As of April 19, 2011, the common shares of Amerex were quoted on OTC Link, had eight market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] This proceeding has ended as to Respondent Gray Peaks, Inc. See Amerex Group, Inc., Exchange Act Release No. 65443 (Sept. 30, 2011).

AmeriChip (CIK No. 1132487) is a revoked Nevada corporation located in Clinton Township, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AmeriChip is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2008, which reported a net loss of $2,775,832 for the prior nine months. As of September 2, 2011, the common stock of AmeriChip was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Amish (CIK No. 1179651) is a revoked Nevada corporation located in Holmesville, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amish is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 28, 2008, which reported a net loss of $517,600 for the prior three months. As of September 2, 2011, the common stock of Amish was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Banker's (CIK No. 27850) is a New York corporation located in Bowling Green, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Banker's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended February 28, 2009, which reported a net loss of $596,035 for the prior nine months. As of September 2, 2011, the common stock of Banker's was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Champion (CIK No. 19161) is a dissolved Illinois corporation located in Hope, Arkansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Champion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 1, 2007, which reported a net loss of $852,000 for the prior six months. On October 10, 2007, Champion filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Arkansas, which was converted to a Chapter 7 proceeding on January 25, 2008, and was still pending on September 2, 2011. As of September 2, 2011, the common shares of Champion were quoted on OTC Link, had seven market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Amerex Group, Inc., AmeriChip International, Inc., Amish Naturals, Inc., Banker's Store Inc. (The), and Champion Parts, Inc, is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge